UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

INFORMATION FURNISHED AS PART OF THIS FORM 6-K

January 9, 2024 - PartnerRe Ltd. ("PartnerRe") announced the retirement of Jacques Bonneau and the appointments of Philippe Meyenhofer as CEO and Jon Colello as President effective April 1, 2024.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release - dated January 9, 2024

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release - dated January 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	January 9, 2024	By:	/s/ Gerd Maxl
Name: Gerd Maxl
Title: Chief Legal Counsel